

Mail Stop 4561

February 26, 2018

Giro DiBiase
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge, MA 02141

> **Re:** **IIOT-OXYS, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2018**
> **File No. 333-222311**

Dear Mr. DiBiase:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. You state that from January 1, 2009 until July 28, 2017, you had no operations and were a shell company. We note that you have nominal operations and, as of nine months ended September 30, 2017, you had no revenues and your asset consists mostly of cash and cash equivalents. Accordingly, you appear to continue to be a shell company as defined in Securities Act Rule 405.

   a. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings

b. In addition, your selling shareholders have recently received the shares being offered for resale and these shares appear to represent almost all of your outstanding shares held by non-affiliates.  In light of this, it appears that your selling shareholders are underwriters.  See SEC Release 33-8869 (2007).  Under the Release, Rule 144 is not available for the resale of securities initially issued by shell companies.  This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months.  Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters.  Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.  Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Risk Factors, page 3

2.	We note your disclosure on page 15 regarding your ability to continue as a going concern as well as the losses from operations of $332,770 for the nine months ended September 30, 2017 you have incurred. Please revise your disclosure to include related material risks.

3.	You state on page 19 that two of your customers are large automotive companies, and the third major customer is a state government, and that, to date, these customers have generated $39,800 of revenue. Please revise to provide material risks related to your dependence on a few major customers or tell us why this information is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

4.	We refer to your disclosure in the "current operations" section starting on page 19. Please revise your disclosure here or in the business section to describe your plan of operation for the remainder of the fiscal year.  Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

5.	You state on page 19 that you have customers in the automotive sector as well as the civil infrastructure sector, and, to date, these customers have generated $39,800 of revenue.

We note your disclosure here that you have not generated any revenues for the periods reported. Please revise to reconcile your disclosure, or advise. To the extent you have generated revenues, please revise to provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350.

Liquidity and Capital Resources, page 15

6.      Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Business and Properties

Overview, page 18

7.      You state on page 21 that you are in the process of licensing patents from MIT, but as of the date of this filing, you have no definitive license agreements. You also state on page 20 that, at the present time, OXYS has negotiated a technology licensing option agreement with MIT, which was executed on May 17, 2017 and on November 27, 2017, OXYS announced that it had exercised an option to license intellectual property from MIT. Please revise to describe the material terms of the license option agreement with MIT and file the agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

8.      You state that OXYS has one joint technology development agreement with Sigma Labs Inc., which was executed on June 13, 2017. Please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

Competition, page 21

9.      You state that there are two principal sources of competition to you, and the first comes from large companies such as IBM, GE, Amazon, Google etc. Please revise to provide the reasonable basis, or provide us with support, for your statement that, "[w]e believe our systems will be more computationally efficient as compared to a cloud-based solution which requires more computational resources."

Employees, page 21

10.     You state that you have no full or part-time employees, and your CEO, who is our sole executive officer, currently devotes 30%-40% of his time to your business. Please revise

to disclose the number of hours Mr. DiBiase devotes to your business on a weekly basis. Also expand your risk factor on page 3 to highlight the risk relating to his limited time commitment and any related conflicts of interest. In this regard, we not your disclosure on page 22 that Mr. DiBiase has also served as the Chief Executive Officer, Interim Chief Financial Officer, and director of OXYS since its inception on August 4, 2016, and that since 2016, he has operated as the co-founder and operating member of Cambridge Medspace LLC.

11.     You state that under the terms of the OXYS SEA, you acquired 100% of the issued and outstanding voting shares of OXYS in exchange for 34,687,244 shares of your common stock, and your management was changed to persons designated by management of OXYS. (emphasis added). Please tell us the people who are your management. In this regard, we note your disclosure that you have no full or part-time employees and your CEO is your sole executive officer.

Certain Relationships and Related Transactions, page 23

12.     You state that one of your principal shareholders entered into a consulting agreement with OXYS effective on July 28, 2017 to provide consulting services during the transition. Please revise your disclosure to provide the information required by Item 404 of Regulation S-K.

Selling Stockholders, page 26

13.     Please tell us whether or not any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Item 15. Recent Sales of Unregistered Securities, page II-2

14.     We refer to all the consulting agreements and the Share Exchange Agreement referenced in this section. Where appropriate, please revise to discuss the material terms of the agreements and file each agreement as an exhibit to the registration statement or tell us why you believe they are not material. Refer to Item 601(b) of Regulation S-K.

15.     Please tell us whether any of the shares in this section are issued to a related party as defined by Item 404 of Regulation S-K. To the extent they are, please revise your disclosure in the "certain relationships and related transactions" section on page 23 to provide the information required by Item 404 of Regulation S-K.

Index to Financial Statements, page F-1

16.     We note that you have provided financial statements as of September 30, 2017.  As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements to be included in your filing.

Item 16. Exhibits and Financial Statement Schedules, page II-3

17.     We note that the consent from your independent registered public accounting firm has not been dated.  Please ensure that your independent registered public accounting firm properly includes the date issued.  We refer you to Item 601(b)(23) of Regulation S-K.

18.     If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for our review.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Folake Ayoola

                                        Folake Ayoola
                                        Special Counsel, Office of
                                        Information Technology and
                                        Services

cc:     Ronald Vance
        Vance, Higley & Associates, P.C.